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                                                                      Exhibit 11


                       [BULL RUN CORPORATION LETTERHEAD]




                                December 14, 1999

VIA FACSIMILE

BancBoston Robertson Stephens, Inc.
Suite 2600
555 California Street
San Francisco, California  94104
Attention:  Mr. Joseph A. Pellegrini, Principal

         Re:      PROPOSED ACQUISITION OF RAWLINGS SPORTING GOODS
                  COMPANY, INC. ("RAWLINGS")

Dear Sir:

         On December 3, 1999, Bull Run Corporation ("Bull Run") submitted a proposal to acquire, through a corporation to be formed by Bull Run ("Purchaser"), all of the issued and outstanding shares of common stock of Rawlings (the "Stock"), except those shares of common stock owned by Bull Run. This letter is to confirm our proposal for Purchaser and Rawlings to make a tender offer to purchase from each Rawlings stockholder (and each holder of stock options, and other common stock equivalents) 100% of such Rawlings stockholder's Stock at $10.00 per share, payable in cash, except those shares of common stock owned by Bull Run.

         As indicated in our December 3, 1999 letter, the acquisition of Rawlings will be structured as a joint tender offer, where Purchaser and Rawlings will jointly make a tender offer to purchase 100% of each Rawlings stockholder's Stock, except those shares of common stock owned by Bull Run. In the tender offer, Purchaser will purchase as many of the shares of Stock that it can finance using proceeds from equity investments from Bull Run, [__________________](1) and [__________________](1) and potentially another equity investor (the "Equity Investors"). Rawlings will purchase the remaining shares of Stock (as well as stock options and other common stock equivalents) with proceeds from debt financing to be provided by [__________________](2) ("[__________________](2)"), and pre-paid royalties to be paid by [__________________](1) under a Licensing Agreement between [__________________](1) and Rawlings pursuant to which [__________________](1)
will be granted an exclusive license on certain trademarks held by Rawlings for use on apparel.

         Attached hereto on EXHIBIT A are the commitments from the Equity Investors for an aggregate of up to $41 million, a portion of which will be allocated as pre-paid royalties from [__________________](1) to Rawlings, as described in [__________________]'s(1) commitment letter. We are in the process of confirming the terms of the final amount of capital required to consummate the transaction (approximately $10 million). We expect to provide the final required financing commitment by Tuesday, December 21, 1999. Attached hereto on EXHIBIT B is the commitment from [__________________](2) for up to $100 million of debt financing.


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(1) The name of each of the equity financing sources has been redacted to maintain its confidentiality.
(2) The name of the debt financing source has been redacted to maintain its confidentiality.

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         We remain very excited about the possibility of joining forces with
Rawlings, its management and its employees and continue to intend to consummate this acquisition as quickly as possible. I look forward to the opportunity to speak with you about our proposal in greater detail.

                                            Sincerely yours,
                                            Bull Run Corporation



                                            /s/ Robert S. Prather, Jr.
                                            ------------------------------------
                                            Robert S. Prather, Jr.
                                            President and CEO


cc:      Mr. Frederick J. Erickson
         Mr. Stephen W. Powell
         Mr. Stephen A. Opler